UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 20, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary

BHP Billiton Plc

Supplementary Notice of Meeting 2017

Notice of Additional Resolutions

This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document is supplemental to, and should be read with, the Notice of Meeting dated 7 September 2017 (original Notice of Meeting) in relation to the 2017 Annual General Meeting of BHP Billiton Plc. This document sets out two additional resolutions which have been requisitioned by members of BHP Billiton Limited. The additional resolutions will be proposed at the Annual General Meeting in addition to Items 1 to 21 contained in the original Notice of Meeting. Items 1 to 21 have not changed and remain valid.

The 2017 Annual General Meeting of shareholders of BHP Billiton Plc will be held at the QEII Centre, Broad Sanctuary, Westminster, London on Thursday 19 October 2017 at 12 noon (London time) for the purpose of transacting the business contained in the original Notice of Meeting and the additional business contained in this Supplementary Notice of Meeting.

The notes and instructions on voting and participating at the Annual General Meeting contained in the original Notice of Meeting (at pages 28 to 33) apply equally to this document.

Please refer to pages 34 to 35 of the original Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.

BHP Billiton Plc, registered in England and Wales, Number 3196209.

Registered Office: Nova South, 160 Victoria Street, London SW1E 5LB.

In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. The two entities, together with their respective subsidiaries, are operated pursuant to a Dual Listed Company structure as a combined group known as BHP or the Group, which has its headquarters in Australia.

The Boards of BHP Billiton Plc and BHP Billiton Limited are identical and operate as one. In this Notice, the Board of BHP Billiton Plc and the Board of BHP Billiton Limited are referred to as the Board.

20 September 2017

Dear Shareholder

You will have recently received a Notice of Meeting for the BHP Billiton Plc 2017 Annual General Meeting (AGM). This supplementary circular is to give you notice of two additional resolutions which are being included on the agenda of business for the AGM.

Additional Resolutions

Shareholders of BHP Billiton Limited representing approximately 0.0075% of the shares on issue in BHP Billiton Limited (and approximately 0.0045% of the shares on issue in the combined BHP Group) have proposed two resolutions for the BHP Billiton Limited Annual General Meeting under section 249N of the Australian Corporations Act, requesting:

•	an amendment to the Constitution of BHP Billiton Limited; and

•	a Board-commissioned review of BHP’s direct and indirect public policy advocacy on energy policy and climate change, a report on that review and termination of industry association memberships in certain circumstances.

These shareholders have also requested, pursuant to section 249P of the Australian Corporations Act, that the statements set out in the Appendix to this Supplementary Notice of Meeting be provided to shareholders.

No equivalent resolutions (or request to distribute the statements) have been proposed by shareholders in BHP Billiton Plc. Nonetheless, and consistent with the Dual Listed Company framework and the Articles of Association of BHP Billiton Plc, the Board is including the requisitioned resolutions as additional resolutions on the agenda of business for the BHP Billiton Plc AGM, and providing the statements to shareholders of BHP Billiton Plc.

There is no change to the date, time and place of the BHP Billiton Plc AGM. The BHP Billiton Plc AGM will be held on Thursday 19 October 2017 at 12 noon (London time) at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE. However, the business to be considered at the BHP Billiton Plc AGM now includes the two additional resolutions as additional Items (Items 22 and 23). Items 1 to 21 set out in the original Notice of Meeting, and the Explanatory Notes relating to them, remain unchanged.

The requisitioned resolutions and statements were received too late for inclusion in the original Notice of Meeting. Accordingly, this is a Supplementary Notice of Meeting for BHP Billiton Plc setting out the two additional Items and Explanatory Notes relating to them, together with the statements provided by the requisitioners. Also enclosed is a revised proxy form for the AGM which includes the two additional Items.

This Supplementary Notice of Meeting should be read with the original Notice of Meeting. Together, they form the notice for the items of business on the agenda at the AGM.

Action to be taken

Shareholders who cannot attend and vote at the AGM should complete and lodge the revised proxy form in respect of all items of business at the AGM.

The revised proxy form should be used instead of the original proxy form sent with the original Notice of Meeting. The original proxy form should be discarded.

If you have already lodged the original proxy form, please complete and lodge the enclosed revised proxy form in order to provide your instructions in relation to all of the items of business at the AGM, including Items 22 and 23. The revised proxy form that you lodge will then take precedence over the original proxy form you lodged (provided it is received after the original proxy form). Alternatively, you can complete the online proxy form following the instructions on the revised proxy form.

Please ensure that you complete the revised proxy form in respect of all items of business, even if you have already lodged the original proxy form.

If a shareholder submits only the original proxy form, or if a shareholder submits both original and revised proxy forms and the original proxy form is received after the revised proxy form, the proxy appointment will remain valid but the shareholder will be taken not to have voted on Items 22 and 23.

The online and CREST proxy forms have been revised to include Items 22 and 23. If you submit your proxy online or via CREST, you will be able to provide your instructions in relation to all of the items of business at the AGM, including Items 22 and 23.

The latest time for receipt of proxy forms has not changed. Please ensure that you submit your revised proxy form by the time set out on the revised proxy form and in the original Notice of Meeting.

Board recommendation

As set out in the original Notice of Meeting, the Board considers that the resolutions for Items 1 to 21 set out in the original Notice of Meeting are in the best interests of shareholders of BHP as a whole, and recommends that you vote in favour of Items 1 to 21.

The resolutions for Items 22 and 23 set out in this Supplementary Notice of Meeting are not endorsed by the Board. The Board considers that the resolutions for Items 22 and 23 are not in the best interests of shareholders of BHP as a whole, and recommends that you vote against Items 22 and 23.

Conclusion

Thank you for your continued support of BHP. I encourage you to join us at the AGM and at the shareholder information session prior to the AGM, and I look forward to meeting as many shareholders as possible on the day.

Yours sincerely

Ken MacKenzie

Chairman

Notice of Additional Resolutions at the 2017 Annual General Meeting of shareholders of BHP Billiton Plc

Additional Items of business

Item 22 will be proposed as a special resolution. Item 23 will be proposed as an ordinary resolution. However, Item 23 will be a valid resolution only if Item 22 is approved by the required majority – that is, the validity of Item 23 is conditional on Item 22 being passed.

Item 22

Resolution requisitioned by members of BHP Billiton Limited to amend the Constitution of BHP Billiton Limited (not endorsed by the Board)

To insert into our company’s constitution [that is, BHP Billiton Limited’s constitution] the following new clause 46:

“Member resolutions at general meeting

The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.”

Note: This resolution has been proposed under section 249N of the Australian Corporations Act by shareholders of BHP Billiton Limited representing approximately 0.0075% of the shares on issue in BHP Billiton Limited (and approximately 0.0045% of the shares on issue in the combined BHP Group). The resolution is not endorsed by the Board. The Board recommends that shareholders vote against Item 22 for the reasons set out in the attached Explanatory Notes. The Chairman of the Meeting intends to vote undirected proxies against Item 22.

Item 23

Resolution requisitioned by members of BHP Billiton Limited on public policy advocacy on climate change and energy (not endorsed by the Board)

Shareholders request that:

(1)	the Board commission a comprehensive review of our company’s positions, oversight and processes related to direct and indirect public policy advocacy on energy and climate change, covering the period 2012 to the present day. This would include an analysis of our company’s political advocacy and lobbying activities, including indirect activities through membership of or representation in industry bodies.

We request that this review:

a.	describe all payments by our company for direct or indirect lobbying relating to climate and energy policy, in each case including the amount of the payment and the recipient;

b.	assess whether advocacy positions taken by industry bodies of which our company is a member or at which our company is formally represented, on specific Australian climate and energy legislation and policy proposals, including:

(i)	carbon pricing,

(ii)	the recommendations of the Final Report of the Independent Review into the Future Security of the National Electricity Market (Finkel Review), including in relation to a clean energy target (CET) as described in that Review,

(iii)	the promotion of coal fired power generation and provision of government subsidies therefore,

have been, and continue to be, consistent with our company’s positions on those proposals, the company’s stated position on Australia’s Paris Agreement commitments, and our company’s economic interests;

c.	describe the immediate and likely long term impacts of continued energy and climate policy uncertainty in Australia on our company’s economic interests; and

d.	detail proposed actions to be taken as a result of the review.

(2)	the Board prepare (at reasonable cost and omitting confidential information) a report describing the completed review, to be made available to shareholders on the company website within four months of the AGM at which this proposal is discussed.

(3)	where a pattern of manifest inconsistency is demonstrated over the period 2012 to the present day, between our company’s positions on material policy issues considered in the review and those of industry bodies to which it has paid a membership fee, shareholders request that membership of such industry bodies is terminated.

Note: This resolution has been proposed under section 249N of the Australian Corporations Act by shareholders of BHP Billiton Limited representing approximately 0.0075% of the shares on issue in BHP Billiton Limited (and approximately 0.0045% of the shares on issue in the combined BHP Group). The resolution is not endorsed by the Board. The Board recommends that shareholders vote against Item 23 for the reasons set out in the attached Explanatory Notes. The Chairman of the Meeting intends to vote undirected proxies against Item 23.

Explanatory Notes

The Explanatory Notes that follow form part of the Supplementary Notice of Meeting and provide important information regarding the additional items of business to be considered at the Annual General Meeting (AGM).

Your vote is important. By voting, you are involved in the future of BHP.

Additional Items of business

Item 22 will be proposed as a special resolution. Item 23 will be proposed as an ordinary resolution. However, Item 23 will be a valid resolution only if Item 22 is approved by the required majority – that is, the validity of Item 23 is conditional on Item 22 being passed.

These additional items of business are joint electorate actions. The voting procedure explained on pages 28 to 33 of the original Notice of Meeting ensures that both BHP Billiton Limited and BHP Billiton Plc shareholders can vote on these matters.

The additional resolutions are not endorsed by the Board. The Board recommends that shareholders vote against Items 22 and 23 for the reasons set out below. The Chairman of the Meeting intends to vote undirected proxies against Items 22 and 23.

Item 22

Resolution requisitioned by members of BHP Billiton Limited to amend the Constitution of BHP Billiton Limited (not endorsed by the Board)

Item 22 seeks an amendment to the Constitution of BHP Billiton Limited. (There is no proposal to amend the Articles of Association of BHP Billiton Plc.)

The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act, that the statement in relation to this Item set out in the Appendix to this Supplementary Notice of Meeting be provided to shareholders.

Statement by the Board

The Board respects the rights of shareholders to requisition a resolution which seeks to amend the Constitution of BHP Billiton Limited. The Board does not, however, consider the resolution to be in the interests of shareholders of BHP as a whole, and recommends that shareholders vote against Item 22.

The Board considers that the proposal to insert a new rule 46 into the Constitution of BHP Billiton Limited, in the form proposed in Item 22, gives rise to a number of difficulties and uncertainties in practice, including undermining the authority and accountability of the Directors.

Under the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, the power to manage BHP’s business is vested in the Directors. It is important that the Directors be able to exercise this power as they see fit and be solely accountable for doing so.

The proposed amendment to permit resolutions which are advisory would create uncertainty and confusion, whereas the division of responsibility for decision-making as between the Board and shareholders needs to be clear.

In relation to the position under UK law which is mentioned in the statement by the requisitioners, legal advice obtained by BHP indicates that the ability to propose an advisory resolution by ordinary resolution under section 338 of the UK Companies Act has not been clearly established by UK case law. The right under section 338 for shareholders to propose a resolution at an AGM applies only to a resolution that may properly be moved at the meeting. Section 338 provides (among other matters) that a resolution will not be treated as having been properly moved if the resolution would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise).

In any event, shareholders already have various mechanisms available to them to express views and opinions.

Shareholders are able, and already have the right, to ask questions about or make comments on the management of BHP at any time, including at the AGMs. Further, if shareholders disapprove of actions taken by the Directors, shareholders can refuse to re-elect them or remove them from office by ordinary resolution.

In addition, there is regular and extensive engagement between BHP (at Chairman, non-executive director and management level) and its institutional shareholders around the world. Over the past four years, a significant part of this engagement has related to climate change. Publication by BHP of ‘Climate Change: Portfolio Analysis’ in 2015 was a direct consequence of the constructive engagement which the Company had with investors on the matter of scenario planning for a two-degree world.

Recommendation

For the reasons set out above, the Board does not consider that the proposed amendment to the Constitution of BHP Billiton Limited is in the interests of the shareholders of BHP as a whole. Accordingly, the Board recommends that shareholders vote against Item 22. The Chairman of the Meeting intends to vote undirected proxies against Item 22.

Item 23

Resolution requisitioned by members of BHP Billiton Limited on public policy advocacy on climate change and energy (not endorsed by the Board)

Item 23 is an advisory resolution. The validity of Item 23 is conditional on Item 22 being passed by the required majority.

The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act, that the statement in relation to this Item set out in the Appendix to this Supplementary Notice of Meeting be provided to shareholders.

Statement by the Board

The Board is supportive of some elements of the proposed resolution but has formed the view that, in its entirety, the resolution is not in the interests of shareholders of BHP as a whole and therefore recommends that shareholders vote against Item 23.

Item 23 requests:

•	a Board-commissioned review of BHP’s direct and indirect public policy advocacy on energy policy and climate change from 2012 to the present day;

•	publication of a report on that review; and

•	termination of industry association memberships where the review demonstrates ‘a pattern of manifest inconsistency’ between BHP’s positions on material public policy issues considered in the review and those of industry bodies of which BHP is a member.

As noted on the BHP website: http://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach, BHP keeps under review its alignment with, and membership of, industry associations. The current review of industry associations of which BHP is a member will be completed by 31 December 2017, and BHP will make public the outcomes of that review.

BHP has always sought to make its position on significant public issues clear. However, BHP will further its efforts to ensure that material differences with industry associations on key issues are clearly understood. To that end, BHP will publish, by 31 December 2017, a list of the material differences between the positions BHP holds on climate and energy policy, and the advocacy positions on climate and energy policy taken by industry associations to which BHP belongs.

BHP has already published two reports describing its approach to the potential impacts on BHP of both an orderly and a more rapid response to climate change. This includes consideration of short, medium and long term policy responses in Australia and other relevant jurisdictions around the world.

The Board considers that the action BHP is already taking (that is, undertaking the review of industry associations and publishing the information described above, together with BHP’s consistent public position on climate change and energy policy as outlined below) obviates the need for Resolution 23.

BHP has set out its position on climate change and energy very clearly, including in its submission to the Independent Review into the Future Security of the National Electricity Market (Finkel Review), in which BHP expressed the following views on energy reform:

•	energy security, energy affordability and emissions reduction should be considered on an integrated basis;

•	technology neutrality should sit at the core of good policy because it provides industry with the necessary flexibility to achieve objectives at the lowest possible cost, and

•	open and transparent energy markets are the best way to promote Australia’s economic interests.

There are a wide range of views across industry, civil society, governments and other stakeholders on how best to address climate change and energy policy. BHP’s position is clear. BHP accepts the science, and believes the world must limit climate change and provide access to energy. BHP is committed to action to reduce its emissions, build resilience to climate impacts and accelerate deployment of low emissions technologies.

Recommendation

For the reasons listed above, the Board has formed the view that, in its entirety, the resolution is not in the interests of shareholders of BHP as a whole and therefore recommends that shareholders vote against Item 23. The Chairman of the Meeting intends to vote undirected proxies against Item 23.

By order of the Board

Margaret Taylor

Group Company Secretary

APPENDIX

The notice of requisitioned resolutions included the following supporting statements by the requisitioners. By publishing the statements, BHP does not make any representations as to their truth or accuracy and disclaims any liability for their contents.

Statement by the requisitioners in support of Item 22

Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions other than Australia. For example, in the UK shareholders can consider resolutions seeking to explicitly direct the conduct of the Board. In the UK, the US, New Zealand and Canada shareholders can consider resolutions seeking to advise their Board as to how it should act. As a matter of practice, typically, unless the board permits it, Australian shareholders can follow the example of none of their UK, US, New Zealand or Canadian cousins in this respect.

Permitting the raising of advisory resolutions by ordinary resolution at a company’s AGM is global best practice, and our fellow shareholders in BHP Billiton Plc already enjoy this right.1

A Board of Directors is a steward for shareholders and accountability for the discharge of that stewardship is essential to long-term corporate prosperity.

In rare situations the appropriate course of action for shareholders dissatisfied with the conduct of Board members is to seek to remove them. But in many situations such a personality-focused approach is unproductive and unwarranted. In those situations a better course of action is to formally and publicly allow shareholders the opportunity at shareholder meetings such as the AGM to alert Board members that they seek more information or favour a particular approach to corporate policy.

The Constitution of our company is not conducive to the right of shareholders to place ordinary resolutions on the agenda of a shareholder meeting. In our view, this is contrary to the long-term interests of our company, our company’s Board, and all shareholders in our company.

Passage of this resolution – to amend our company’s Constitution- will simply put our company in a similar position in regard to shareholder resolutions as any listed company in the UK, US, Canada or New Zealand, and extend to us a right already enjoyed by our BHP Billiton Plc counterparts.

The Australasian Centre for Corporate Responsibility urges shareholders to vote for this proposal.

Statement by the requisitioners in support of Item 23

As a shareholder, The Australasian Centre for Corporate Responsibility (ACCR) favours policies and practices that protect and enhance the value of our investments. Many investors are deeply concerned about existing and future effects of climate change on society, business and our economy.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) “Investor Expectations on Corporate Climate Lobbying,” endorsed by investors responsible for more than US$4 trillion in assets under management, calls on companies to ensure that their public policy advocacy - whether direct or indirect (e.g. through industry bodies) - supports efforts to mitigate and adapt to climate change.2

The last decade or longer of Australian climate and energy policy has been characterised by short-lived policy subject to relentless scrutiny and adversarial campaigning by industry bodies, or no policy at all. Accordingly, we urge companies in the mining and energy sector to review their relationships with industry bodies that take obstructive or misleading public policy positions on climate change.

In particular, we question the long-term attractiveness to shareholders of our company’s public policy advocacy through the Minerals Council of Australia (MCA). The inconsistencies between our company’s policies and the MCA’s lobbying positions are clear.3 In June 2017, the MCA sought to undermine adoption of the Finkel Review’s recommendations on energy policy by the federal government.4 These activities diminished the federal government’s ability to resolve a national policy issue of material relevance to our company and the stability of its operations.5

[1]	The threshold for the exercise of this right by shareholders in publicly listed companies in the UK are 5% of the total voting rights or 100 shareholders (338 of the UK Companies Act 2006, see https://www.legislation.gov.uk/ukpga/2006/46/section/338).
[2]	See https://www.unpri.org/download_report/8535
[3]	See http://www.afr.com/business/tensions-at-mca-over-finkel-strategy-20170806-gxq7xn
[4]	See http://www.smh.com.au/federal-politics/political-news/minerals-council-steps-up-coal-lobbying-as-agl-calls-for-end-to-political-gridlock-20170619-gwu60q.html
[5]	See http://www.theaustralian.com.au/business/mining-energy/bhp-billiton-warns-for-crisis-in-power-market/news-story/2fd327cdc5258667701754788883bcb9?nk=041e2389e6c763abf862fa2e41cb8ddb-1504081073

In March 2017, the MCA criticised Renewable Energy Targets and Feed-in-Tariffs.6 The MCA has lobbied for government policy and financing support for the construction of new coal-fired power generation,7 although any new coal-fired power generation would be inconsistent with Australia meeting its Paris Agreement commitments, unless its emissions are fully captured with carbon capture and storage (CCS).8 The MCA has advocated for HELE coal,9 which has much higher emissions than CCS.

In the lead-up to the 2016 federal election, the MCA spent almost $2.5m promoting coal-fired power generation.10 The organisation has, in 2017, called for government support to encourage financing of new coal- fired power generation.11

The MCA is vocal about their successful advocacy leading to the abolition of Australia’s short-lived carbon price, in their own words, “The MCA was at the forefront of the debates over the carbon and mining taxes; and their abolition (expected after July 2014) will be in no small part due to the council’s determined advocacy on both issues.”12

This demonstrates a pattern of vociferous and influential lobbying which has obstructed progress on climate-related legislation and public policy.

This pattern stands in contrast to our company’s public commitments, including its commitment to leadership, on climate change.13 BHP has long supported the introduction of a carbon pricing regime in Australia. We commend the Board for accepting the company’s “responsibility to take action by... working with others, including academia, industry and governments, to enhance the global response to climate change.”14

The MCA’s activities undermine the possibility of achieving what our company has stated an “effective policy framework” should include: “a complementary set of measures including a price on carbon, support for low- emissions technologies, energy efficiency and measures to build resilience.”15 Over time, these activities have the potential to undermine shareholder value, given our company’s exposure to climate-related risk and energy instability. A case in point is our company’s operations at Olympic Dam, about which our company’s CEO commented in addressing our company’s half year results in February 2017: “we would not look at a major expansion of Olympic Dam unless we can be confident that we have a reliable and affordable source of power within South Australia. We sincerely hope that the government of South Australia and some of the reviews that are underway at the moment that we are contributing to, some of which go to the federal level, actually address some of the great difficulties we have had to face. These have cost us $100 million in this period...16 (emphasis added)

Shareholders have a legitimate expectation of a level of policy consistency through direct and indirect lobbying channels. The climate and energy policy advocacy of the MCA is fundamentally at odds with our company’s long term financial and strategic interests; it is unable to be reconciled with our company’s public support for bipartisan long-term energy policy and recognition of the implications of a <2C future scenario.

Our company also stands to suffer reputational damage by maintaining memberships of organisations which hold policy and advocacy positions out of step with community expectations.

Our company’s continued membership of the MCA and representation on its Board should be reviewed in light of the MCA’s positions, with a view to exiting arrangements inconsistent with our company’s policy positions and interests. Further, our company’s indirect lobbying positions through other industry bodies, including the US Chamber of Commerce, which campaigned for the Trump Administration’s withdrawal from the Paris Agreement,17 and the World Coal Association, which has in September 2017 campaigned for the rejection of a Clean Energy target (CET) in Australia,18 should be reviewed.

The Australasian Centre for Corporate Responsibility urges shareholders to vote for this proposal.

[6]	See http://www.minerals.org.au/news/electricity_subsidies_in_Australia_-_the facts
[7]	See http://www.afr.com/business/energy/dont-buy-the-minerals-council-costings-of-coal-power-20170705-gx5enx
[8]	See http://www.climateinstitute.org.au/verve/_resources/TCI_A-Switch-In-Time_Final.pdf
[9]	See http://www.afr.com/news/politics/hele-coal-cheaper-than-previously-thought-says-mca-20170702-gx2vzc
[10]	See http://www.smh.com.au/federal-politics/political-news/mining-industry-tipped-millions-into-preelection-clean-coal-campaign- 20170216-guf3x7.html
[11]	See http://www.afr.com/news/politics/whitehaven-coal-says-agl-makes-a-stack-of-profit-from-coal-20170622-gww6o5
[12]	MCA 2013 Annual report, see http://www.minerals.org.au/news/2013_annual_report_minerals_council_of_australia
[13]	http://www.bhp.com/environment/climate-change; We signed the CEO Statement on Business, Climate Change and the Paris Negotiations calling for a positive outcome at COP21. We are a signatory to the UNFCCC Paris Pledge. We are represented at the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (TCFD).
[14]	http://www.bhp.com/environment/climate-change
[15]	http://www.bhp.com/-/media/bhp/documents/investors/reports/2015/bhpbillitonclimatechangeportfolioanalysis2015.pdf?la=en page 7
[16]	See http://www.bhp.com/-/media/documents/media/reports-and-presentations/2017/170221_interimresultsinvestorandanalystbriefingtranscript_verified_2.pdf?la=en_at page 7.
[17]	See https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members
[18]	See http://webcache.googleusercontent.com/search?q=cache:ewkLoKV6ZC8J: www.afr.com/news/politics/malcolm-turnbull-is-right-to-abandon-a-clean-energy-target-world-coal-boss-20170912-gyfmtp+&cd=1&hl=en&ct=clnk&gl=au&client=firefox-b